





Saving Limbs, Saving Lives

Adlore

Redefining the standard of care by bringing clinical-grade wound healing into every home.

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$0.84 Share Price

$250.32 Min Investment

SEC Filings

Investor Agreement

This Reg CF offering is made available through PicMii Crowdfunding, LLC (d/b/a Highlander Crowdfunding). This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

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Opportunity

Following years of rigorous clinical scholarship and university-led research, Adlore is transitioning from R&D to market commercialization. Our flagship system, SenLore, leverages a patented dual-action approach—combining electrical stimulation and thermal therapy—to treat DFUs where they are most vulnerable: at home.

With clinical data showing a dramatic increase in healing efficiency over current standards, Adlore is uniquely positioned to scale a solution that saves limbs and restores lives for the 37 million Americans living with diabetes. This platform for people with diabetes and a diabetic foot ulcer will be developed for other wounds and pathologies that have decreased blood flow. Dr. Lawson's current and past scholarship: **//daryllawson.academia.edu).**

Our Vision

Adlore: Restoring Mobility and Dignity

Adlore envisions a future where a diabetic diagnosis never leads to a lost limb. We are disrupting the $15B DFU crisis by bringing clinical-grade recovery directly from the hospital to the home. This mission is critical for everyone in the world, especially for those in rural communities and people of color, who currently face disproportionately higher amputation rates due to healthcare gaps.

Through our patented SenLore system—featuring unique non-adhesive insole electrodes combined with safe heat and a 3x perfusion-boosting "whirlpool" stimulation pattern—we achieve up to a 70% healing rate, nearly triple the industry standard. By bridging "health deserts" and saving up to $17,000 per patient annually, we don't just treat ulcers; we restore independence. At Adlore, we don't just heal wounds—we save lives.

Treatment Insole—ES Activation Pattern

Market Opportunity

Disrupting the $15B DFU Crisis

Adlore disrupts the $15B Diabetic Foot Ulcer (DFU) crisis with a healing rate of up to 70%—nearly triple the industry standard. Our innovation lies in non-adhesive insole electrodes and a unique "whirlpool" electrical stimulation


Market Opportunity

Disrupting the $15B DFU Crisis

Adlore disrupts the $15B Diabetic Foot Ulcer (DFU) crisis with a healing rate of up to 70%—nearly triple the industry standard. Our innovation lies in non-adhesive insole electrodes and a unique "whirlpool" electrical stimulation pattern that increases blood flow by 3x compared to traditional two-electrode systems.

By preventing complications, we save $17,000 per patient annually and avoid amputations, which cost up to $100,000. Our Remote Patient Monitoring (RPM) platform bridges rural "health deserts," slashing recurrence rates by 40%. Adlore transforms chronic wound care into a scalable, high-ROI ecosystem, delivering massive investor value and life-changing patient outcomes.

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DFU Prevalence and Costs

Reasons to Invest

Proven Results

SenLore achieves up to 70% healing rates versus 25% with standard care.

Growing Market

DFU treatment costs exceed $11 billion annually in the U.S. alone.

Defensible Moat

A comprehensive, multi-jurisdictional patents (Canada, EU, and the US) portfolio protects SenLore's therapy, sensors, and therapeutic boots, securing our competitive advantage."

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About Us

Discover who we are, how we operate, and where we're headed. In this section, you can explore the business model, traction to date, financial highlights, and meet the team behind the vision.

🔍 BUSINESS OVERVIEW

After decades as a clinician treating the devastating reality of diabetic foot ulcers and as a researcher proving we can triple healing rates, I realized academic papers alone wouldn't save limbs—innovation would. My journey from the classroom at 3 Universities to the helm of Adlore is driven by a singular mission: to move life-saving technology out of the lab and into the homes of those who need it most. As a professor and scientist, I've vetted the data; as a CEO, I am scaling the solution. Join us in ending the amputation crisis.




of those who need it most. As a professor and scientist, I've

vetted the data; as a CEO, I am scaling the solution. Join us in

ending the amputation crisis.

ADLORE INTELLECTUAL
PROPERTY PORTFOLIO

United States – Granted:
• US 11,013,910 — P-
100A (Granted)
• US 12,011,584 — P-
100B (Granted)
• US 11,338,128 — P-
101A (Granted)
• US 12,403,299 — P-
101B (Granted)



☰ TRACTION & MILESTONES

Adlore is currently in the pre-commercialization phase, scaling

our clinically validated technology with up to a70% healing rate

toward market entry. We are on target to complete a functional

prototype of the SenLore monitoring and treatment system by

December 2026.

Our 2027 roadmap is aggressive:

·   Clinical Trials & 510(k): Launching trials and submitting for

FDA clearance in January, leveraging established predicates to

accelerate the regulatory timeline.

·   IP Defense: Prioritizing the maintenance and expansion of

our robust, multi-jurisdictional patent portfolio.

By bridging the gap between university research and

commercial deployment, Adlore is positioning itself as the

primary disruptor in the $11B limb-preservation market

🛒 BUSINESS MODEL

Adlore is disrupting the multi-billion-dollar wound care market

with SenLore, a high-margin hardware solution manufactured for

under $500. Our model leverages established RPM CPT codes

(99453, 99454, 99457) to align clinician incentives with superior

patient outcomes through recurring reimbursements.

By combining proprietary consumables with data-driven

hardware, we create a scalable, high-ROI ecosystem. We are

targeting high-volume entry points like the VA, Kaiser, and the

NHS via E-Codes/HCPCS. With two clear exit paths—a strategic

acquisition (with early interest already secured) or full-scale

commercialization.

Our Team



Entire clinician and academic
career devoted to DFU/wound
research. Expertise with
electro-physiology an...
<u>Read more</u>

Daryl Lawson, PT, MPT, DSc
CEO



Assistant Professor, Virginia
Tech, Department of
Biomedical Engineering and
Director Experimental Learn...
<u>Read more</u>

Chris Arena, PhD
Engineering Advisor



CFO

Engineering Advisor

Managing Director and Founder of CFOx. Experience working with over 40 investor-backed start ups. Extens...
Read more

Matt Alessi
CFO

Financial Snapshot

Explore key figures that highlight our financial position and growth potential.

$0.00	$13,013.00	$6,250.00/mo	2 months
Revenue	Cash in Hand	Burn Rate	Runway

$106,053.00	$749,500.00	0	0
Assets	Debt	Employees	Customers

Disclaimer: Financial snapshot figures are based on the 2025 reviewed financials.

Investment Details

Explore key details of our raise, including terms, valuation, and planned use of funds.

🌐 **Term** ›
Overview of offering structure and key investment details.

🔗 **Valuation** ›
Company value guiding investment terms and security type.

📍 **Use of Proceeds** ›
How the company plans to use raised funds.

🕒 **SEC Filings** ›
Access full regulatory filings for complete offering details.

Terms

Security Type
Equity

Security Price
$0.84

Min Investment
$250.32

Raise Target
$9,999.36 –
$1,000,000.68

Up to $1,000,000.68 in Common Stock at $0.84 per share with a minimum target amount of $9,999.36.

Offering Minimum: $9,999.36 | 11,904 shares of Common Stock
Offering Maximum: $1,000,000.68 | 1,190,477 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.84 per Share
Minimum Investment Amount (per investor): $250.32 | 298 shares of Common Stock

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $250.32. The Company must reach its Target Offering Amount of $9,999.36 by June 30, 2026 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $9,999.36 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

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Investor FAQs

Investment Process

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Understanding the Raise

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Risks & Returns

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After Investing

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Compliance & Security

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What happens if we don't reach our minimum funding target?

Where can I learn more about this raise?

Risks & Returns

What are the risks of investing in early-stage opportunities?

When and how could I see a return on my investment?

Is my investment liquid? Can I sell my shares?

After Investing

What happens to my money after the raise ends?

How do I track my investment over time?

Will I receive updates from Adlore, Inc. on my investment?

Are there tax implications resulting from my investment?

Compliance & Security

Is my personal and financial information secure?

What happens if I run into an issue with my investment?

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WHEN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING. THIS INCLUDES ANALYZING THE MERITS AND RISKS INVOLVED WITH INVESTING IN THE OFFERING. INVESTMENTS ON HIGHLANDER AI ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK. THIS RISK INCLUDES THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. INVESTMENTS ARE NOT INSURED BY THE FDIC, SIPC, OR ANY OTHER GOVERNMENT AGENCY AND MAY BE LONG-TERM OR NON-TRANSFERABLE.

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